Exhibit 99.1

CollPlant Publishes Letter to Shareholders

Rehovot, December 19, 2019, CollPlant (NASDAQ:CLGN), a regenerative medicine company, today announced that Yehiel Tal, Chief Executive Officer of CollPlant Biotechnologies, has issued a Letter to Shareholders, the full text of which follows below.

Dear Fellow Shareholders,

CollPlant advanced in many directions during the past year, and I want to keep you apprised of our progress. This letter is meant to provide you with more information on topics that generally fall outside of our formal quarterly financial and business updates.

First, our R&D team continued moving forward aggressively across all our major programs. We are developing formulations comprised of rhCollagen and hyaluronic acid for dermal filler products used in the medical aesthetics market. In parallel, CollPlant is also advancing our collaboration with a leading company in this field. Within 3D bioprinting, we are developing rhCollagen-based BioInks for 3D printed lung scaffolds in collaboration with United Therapeutics. We are also advancing collaborations with other companies to develop 3D bioprinted tissues and scaffolds for regenerative medicine applications. Furthermore, our proprietary rhCollagen-based regenerative breast implants program has accelerated, and we are planning to launch an animal study in Q1 2020.

Second, our scientific, management, sales, marketing, and administrative teams are excited to now be under one roof at our new headquarters in Rehovot, Israel, which houses our state-of-the-art R&D labs for development of our 3D bioprinting technologies and medical aesthetics pipeline.

Third, we have successfully transferred our collagen purification processing from an outside contractor to a self-managed GMP facility located near our Rehovot HQ. Combined with some successful upstream process improvements, this has allowed us to capture significantly higher rhCollagen production yield, reduced costs, and improved gross margins on sales.

Fourth, we continuously expand and improve our upstream tobacco planting and extraction operations in Yessod, Israel. The operations team there is laser focused on expanding output, delivering higher per-ton yields, while maintaining consistent and high-quality product.

Altogether, this is an exciting time at CollPlant. There is much to be proud of, and yet much more to do. We believe we have the elements to become THE BREAKOUT COMPANY IN THE BIOPRINTNG SPACE. I look forward to providing you with further updates, and we welcome any questions you may have.

I would like to take this opportunity to wish you and your families Happy New Year and Happy Hanukkah.

Respectfully,

Yehiel Tal

Chief Executive Officer

CollPlant Biotechnologies

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, we entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & CFO
Tel: + 972-73-2325600
Email: Eran@collplant.com